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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its 2005 operational results.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o    the Registrant's plan to increase the corporate value; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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             [PETROCHINA COMPANY LIMITED PRESS RELEASE LETTERHEAD]


                     PETROCHINA RECORDS SOLID GROWTH IN 2005

16 January 2006, Beijing -- PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announces today that it recorded healthy growth in 2005, with its key operational data indicating sound business performance. Responding to market changes home and abroad, the Company, under prudent management, conducted its production and operation in a smooth and careful manner in the past year.

In 2005, the Company's total oil and gas output amounted to 1.034 billion barrels of oil equivalent, representing a rise of 5.5% from a year earlier. Crude oil output reached 842 million barrels, the highest level since the Company's listing in 2000. This represented an increase of 12.80 million barrels, or 1.5%, from a year ago, marking the largest annual increase in recent years. The Daqing oilfield continued its strategic production adjustment and crude oil output remained at 44.95 million

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tons last year. The on-going rejuvenation efforts led the oilfield into a good trend and improved prospects for further development. The Changqing oilfield obtained an increase of 1.29 million tons of crude oil from a year earlier while its oil and gas output rose to 15.40 million tons of oil equivalent in 2005. The Tarim oilfield recorded an output of 10.52 million tons of oil equivalent, becoming China's sixth onshore gas and oil field with an output exceeding 10 million tons of oil equivalent. Last year, the Company also achieved growth in crude oil production at oilfields in Xinjiang, Jilin, Jidong and Dagang.

Because it continued to adhere to its coordinated strategic plan and synchronized exploration and marketing efforts, the Company's natural gas segment marked robust growth in 2005. The Company produced 1,152.2 billion cubic feet of marketable natural gas, representing a rise of 246.6 billion cubic feet, or 27.2%, from the previous year.

In 2005, the Company made investment in oil and gas exploration a priority and reached several strategic milestones. At the large oilfield newly discovered in the Jidong tidal and shallow water areas of the Bohai Bay, more exploration wells were drilled with high yielding oil and gas flows which added further to the Company's quality reserves. At the deep layer of Daqing in the northern Songliao Basin, the Company also discovered sizable natural gas reserves. In addition, relatively large

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oil and gas reserves were discovered in the western Junggar Basin, Tarim Basin,
Shaanxi province's Jiyuan, Gansu province's Qingyang and Sichuan province's Guangan. The Company expects to sustain a replacement ratio for crude oil reserves of above 100% for the year and its natural gas reserves to continue expanding in a large scale.

In 2005, domestic demand for refined products was rising. Responding to the market situation, the Company ran its refineries at full capacity, optimizing resources and allocation as well as increasing operational efficiencies. As a result, the growth of the Company's crude oil refining volume and refined products output was above the industry average. The Company processed 752 million barrels of crude oil, representing a rise of 42.50 million barrels, or 6.0% from 2004. It produced 21.415 million tons of gasoline, 43.001 million tons of diesel and 1.97 million tons of kerosene, representing an increase of 3.9%, 10.4% and 0.4%, respectively, from a year earlier.

The marketing units for refined products also adapted to changes in the market conditions last year and improved service quality. The total number of service stations reached 18,164 by the end of 2005, which was 761 stations more than the previous year, and the averaged daily sales volume per service station increased substantially last year.

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In 2005, the Company seized opportunities in the chemicals market through increasing its business scale, centralizing its operations, improving professional management as well as optimizing its product mix. The Company's main chemical facilities ran at full capacity and with greater efficiency. The Company produced 1.888 million tons of ethylene, and 2.756 million tons of synthetic resin, representing an increase of 2.3% and 8.0%, respectively, from a year ago.

In 2005, the Company made further progress in its key pipeline projects. The Second Shaanxi-Beijing Pipeline, with a trunk length of 931 kilometers, began operation ahead of schedule; substantially lifting the Company's capacity of supplying natural gas to the Beijing and Tianjin region. The Company successfully commenced operating the Hunan-Xiangtan branch line of the Zhongxian-Wuhan Pipeline, marking the full operation of the Zhongxian-Wuhan Pipeline, which comprises one trunk line and three branch lines. In addition, the trunk line of the Hebei-Nanjing gas pipeline, a branch of the West-East Pipeline, was linked with the Second Shaanxi-Beijing Pipeline. This gas pipeline is nearly ready for commercial operation and will help balance distribution between the Second Shaanxi-Beijing Pipeline and the West-East Pipeline, ensuring a stable supply to the market.

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In 2005, the Company achieved great successes in the capital operation and management. It established a joint venture with the parent company to restructure its exploration business overseas, laying a solid platform to advance its international strategy by leveraging its synergy with its parent company. Last year, the Company seized the opportunity in the capital market and completed its first ever H share placement after its listing in 2000. This placement, accounting for 2% of the Company's aggregated share capital, raised proceeds close to the size of its initial public offering in 2000, when it floated 10% of its shares. Currently, the Company is acquiring the outstanding shares of its three listed subsidiaries, Jilin Chemical, Jinzhou Petrochemical and Liaohe Jinma. These acquisitions will significantly resolve internal competition and reduce connected transactions.

Looking towards 2006, the Company anticipates global crude oil prices to remain high, while market oriented pricing mechanisms for oil and gas are gradually strengthened domestically. At the same time, China's economy is expected to grow steadily and demand for oil, gas and petrochemical products will remain strong. This will lay a solid foundation for PetroChina's continued growth. In the new year, the Company will actively respond to market changes and make efforts to attain steady growth in crude oil output while achieving rapid growth in natural gas output. It will also optimize and modify its refining and chemical businesses to retain its market share, and enhance safety and environmental protection efforts.

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Meanwhile, the Company management will endeavor to further increase the corporate value for the Company and its shareholders.


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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd.
For enquiries, please contact:
Ms. Helen Lam             Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: January 17, 2006                              By:    /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary